SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
to Rules 13d-1(b)(c), and (d) and Amendments Thereto
Filed Pursuant to Rule 13d-2(b)
(Amendment No. _____)*

DENALI INCORPORATED
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

248221103
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)
(  ) Rule 13d-1(c)
(  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

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CUSIP No. 248221103	13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AMERICAN GENERAL CORPORATION IRS #74-0483432
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) G (b) G
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 373,520
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 373,520
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,520
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* G
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12		TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 248221103	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THE VARIABLE ANNUITY LIFE INSURANCE COMPANY IRS #74-1625348
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) G (b) G
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 224,112
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 224,112
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,112
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* G
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 248221103	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A. G. INVESTMENT ADVISORY SERVICES, INC. IRS #76-0458637
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) G (b) G
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 149,408
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 149,408
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* G
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON* IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:
Denali Incorporated
	(b)	Address of Issuer's Principal Executive Offices:
1360 Post Oak Blvd., Suite 2250 Houston, Texas 77056
Item 2	(a)	Name of Person Filing:
AMERICAN GENERAL CORPORATION ("AGC") THE VARIABLE ANNUITY LIFE INSURANCE COMPANY ("VALIC") A. G. INVESTMENT ADVISORY SERVICES, INC. ("AGIAS")
	(b)	Address of Principal Business Office:

American General Corporation
2929 Allen Parkway
Houston, Texas 77019

The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, Texas 77019

A. G. Investment Advisory Services, Inc.
2929 Allen Parkway
Houston, Texas 77019

	(c)	Citizenship:
American General Corporation - Texas The Variable Annuity Life Insurance Company - Texas A. G. Investment Advisory Services, Inc. - Delaware
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
248221103

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Page 6 of 8 Pages

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	( )	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	( )	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	(X)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	( )	Investment company registered under Section 8 of the Investment Company Act.
	(e)	(X)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	( )	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	(X)	A parent holding company or control person in accordance with Rule 13d-1(b) (1)(ii)(G);
	(h)	( )	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	( )	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	( )	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to the Rule 13d-1(c), check this box. ( )
Item 4.	Ownership.
	(a)	Amount Beneficially Owned:
American General beneficially owns, through its wholly-owned subsidiaries as set forth in Item 4(c) and Item 7 below, warrants to purchase an aggregate 373,520 shares of Common Stock.

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Page 7 of 8 Pages

(b) Percent of Class:
6.4% (Based on 5,450,414 shares of Common Stock Outstanding as of October 29, 1999).
(c) Number of shares as to which such person has sole or shared voting and disposition power:
AGC may be deemed to have shared voting and disposition power with respect to the aggregate 373,520 shares of Common Stock underlying the warrants held by VALIC and AGIAS. (See Item 7)
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (  ).

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

AGC, VALIC and AGIAS know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by AGC, VALIC or AGIAS.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on or by the Parent Holding Company.

The securities that are the subject of this report are held by AGC=s wholly-owned subsidiaries:

VALIC - an insurance company, as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934

AGIAS - an investment adviser, as that term is defined in Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

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Page 8 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN GENERAL CORPORATION on behalf of American General Corporation and its wholly-owned subsidiaries, The Variable Annuity Life Insurance Company and A. G. Investment Advisory Services, Inc.
By: /s/ RICHARD W. SCOTT Name: Richard W. Scott Title: Vice Chairman and Group Executive - Investment Management
February 10, 2000 (Date)